[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 2, 2014

BY HAND AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Foamix Pharmaceuticals Ltd. Registration Statement on Form F-1 Filed August 13, 2014 File No. 333-198123

Dear Mr. Riedler:

On behalf of Foamix Pharmaceuticals Ltd., formerly known as Foamix Ltd. (the “Company”), please find below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of August 29, 2014 (the “Comment Letter”). The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement on Form F-1 of the Company, filed with the Commission on August 13, 2014. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

General

1.            Please note that you must file all exhibits previously submitted with your draft registration statement with your publicly filed F-1. Please include these exhibits in your next amendment.

The Company advises the Staff that it will file all exhibits previously submitted with the Company’s draft registration statement.

2.            We are in receipt of the illustrations proposed for inclusion in the inside cover of your prospectus. In the absence of sufficient information on the inside cover page, potential investors may be unable to put the illustrations in their proper context. For example, it is unclear whether the two patients shown on the page are fair representations of the observed outcomes of your trials and how their treatment and response to the medication compares to other trial participants. Nor is it clear how the “before” and “after” photographs depicted compare to photographs of the larger spectrum of patients. Accordingly, please remove the illustrations or substantially modify the cover art to satisfy our concerns.

Jeffrey P. Riedler

Securities and Exchange Commission

September 2, 2014

In response to the Staff’s comment, the Company will not include illustrations in the inner cover of the prospectus.

Notes to the Financial Statements

Note 2 Significant Accounting Policies

k. Revenue Recognition, F-9

3.            Please refer to your response to our prior comment 5 and address the following:

•	To support your assertion that “contingent payments” that are not contingent solely on passage of time are not milestones as defined in ASC 605-28, provide us further explanation as to how the licensee can achieve the events triggering payment without the services you either provide or are responsible for providing under the Company’s development and license agreements.

The Company advises the Staff that the Company’s license agreements are different from common license agreements in the pharmaceutical industry for the reasons detailed below.

The Company has the know-how and intellectual property required to create foam-based formulations. The licensees of the Company are pharmaceutical companies with extensive experience in clinical and regulatory development as well as manufacturing and commercialization of medical products (examples of these licensees include Bayer, Merz, Renaissance Pharma and Actavis). Such licensees have their own proprietary drugs and have extensive experience with the relevant active ingredients for such drugs. Pursuant to each license agreement, the Company undertakes to license to the counterparty the exclusive right to market, distribute, and manufacture a product to be developed using a combination of the Company’s foam technology and a drug selected by the licensee, with the overall goal of improving delivery of the active ingredient and thereby creating an overall improved product.

Under the agreements, the Company provides certain development services during a period of approximately twelve months that generally include development of foam-based formulations, conducting stability studies and supplying samples, followed by project reports and documentation that may be of assistance to the licensees in their regulatory submissions and in manufacturing the licensed product. The licensed product is limited to the specific combination of foam and the specific active ingredient. At the end of the development process, the developed formulation is transferred to the licensee. At that point in time, the formulation is ready to enter clinical development but commercialization of an actual product is still subject to clinical and regulatory uncertainty.

Following the completion of the Company’s services, the licensees undertake to carry out all the clinical development of the product that is required to achieve regulatory approval, including preparing the relevant regulatory filings and conducting clinical trials. As the Company’s foam-based formulation is used as a platform (carrier) for the licensee’s drugs and active ingredients, the licensees do not need, nor do they require, involvement from the Company to bring the licensed product to market after the completion of the Company’s services. Specifically, the Company has no ongoing involvement in the clinical development of the licensed products, other than its optional participation in a steering committee, as discussed further below.

The Company has concluded that the contingent payments do not meet the definition of “Milestone” under ASC 605-28-20, as they are contingent upon the counterparty’s performance rather than on the Company’s performance. In other words, the Company is only entitled to receive contingent payments if and when certain clinical or marketing achievements are reached by the Company’s licensees. Specifically, the license agreements contemplate that the licensees will be responsible for all clinical development activities necessary to meet the regulatory milestones, including preparing regulatory filings and conducting clinical trials, as well as all commercialization activities that may result in meeting sales volume milestones.

Contingent payments from the Company’s active licensee agreements include, by way of example, a contingent payment of $400,000 if the licensee is awarded a 180-day period of exclusivity by the FDA for being the first to file an ANDA for the product; a contingent payment of $500,000 to be received upon the first patient dosing in a Phase III Clinical Trial; and a contingent payment of $1,500,000 to be received upon acceptance by the US FDA of an NDA.

Jeffrey P. Riedler

Securities and Exchange Commission

September 2, 2014

As the contingent payments are not “milestones” within the meaning of the definition under ASC 605-28, the Company’s policy is to recognize such contingent revenue only in the period when such licensee’s performance or achievement event occurs.

•	Please provide us a more robust analysis supporting your assertion that the Company’s development and license agreements do not contain multiple elements. It appears that your agreements contain multiple deliverables which require you to determine whether they represent separate units of accounting. Refer to ASC 605-25-25.

The Company acknowledges the Staff’s comment and respectfully submits that ASC 605-25-25-5a notes that in an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if the delivered item or items have value to the customer on a stand-alone basis. The item or items have value on a stand-alone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a stand-alone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

The agreements between the Company and its licensees include the obligation of the Company to provide the following:

1.                  Development services. The development services are usually rendered by the Company during a period of approximately twelve months and include the following (as detailed in the statement of work (“SOW”) attached to each license agreement):

•	the development of foam based formulations as agreed with the licensee;

•	the conduct of stability studies and in some cases certain other related studies;

•	the supply of samples; and

•	final project reports and documentation, which may be of assistance to the licensee for regulatory submissions and manufacturing of the licensed product.

After completion of the Company’s services, the licensee is solely responsible for manufacturing the product, conducting the required clinical trials, obtaining the relevant regulatory approvals and conducting the relevant commercialization activities.

2.                  License for certain rights on an exclusive basis. The development and license agreement gives the licensee the exclusive right to market, distribute, and manufacture the licensed products as developed using the Company’s technology. Each agreement is exclusive only to the specific drug that is licensed. There are no when-and-if-available clauses or other performance obligations associated with the license.

Jeffrey P. Riedler

Securities and Exchange Commission

September 2, 2014

The Company has determined that these deliverables should not be separated; rather they should be combined into one single unit of accounting for revenue recognition purposes for the following reasons:

•	No item in the SOW attached to the development service agreement has value on a standalone basis.

•	In order to develop the combined formulation in the licensed product, the use of the Company’s propriety technology is required. Therefore, the Company is the only party capable of performing the level and type of development services required under the agreement.

•	The license granted is exclusive only to the specific drug for which the development services were granted and the licensee does not have any other rights with respect to the Company’s proprietary foam technology. Therefore, the license itself does not have a stand-alone value.

As a result, the Company believes that the license and development services should be considered a single unit of accounting in such arrangements.

As discussed above, the licensees are not dependent on the Company following the completion of the development services and therefore no additional elements are required from the licensees prospectively. If, after the completion of the development project, the licensee is interested in receiving additional services (e.g. additional studies, consultation, supply of additional batches, etc.) a new proposal and a new purchase order is required for such services.

The Company’s license agreements also provide for the formation of a joint steering committee. The participation of the Company in the steering committee is optional and there are no penalties if the Company does not attend committee meetings. The steering committee meets twice a year, includes two representatives from the Company and the licensee and is designed to monitor the clinical development, regulatory submissions, registration and commercialization of the licensed product. In effect, it is the Company’s tool for tracking the licensee’s efforts related to clinical achievements and bringing the relevant product to the market. The Company believes that its licensees do not need the Company to attend the meetings in order for the licensee to perform the activities underlying the agreement (as evidenced by the voluntary nature of participation). The steering committee is for informational purposes only and the decisions of the committee are at the sole discretion of the licensees.

With these considerations in mind, the Company evaluated its position based on the criteria set forth in the speech by Mark Barrysmith before the 2007 AICPA National Conference and the facts and circumstances of its arrangements, and concluded that such participation is not a deliverable. This conclusion is based on the fact that the participation on the steering committee is optional rather than an obligation and, by its nature, is a means to protect the Company’s rights. In addition, the Company estimates in any event that the cost and value of such participation is negligible.

Please do not hesitate to contact the undersigned at (212) 735-3416 or Phyllis G. Korff at (212) 735-2694 if you have any questions or require any additional information.

Very truly yours,

/s/ Andrea L. Nicolás
Andrea L. Nicolás